ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 19, 2013	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund II (File Nos. 811-22792 and 333-186044) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), filed on March 5, 2013, which were provided to Sarah Clinton of Ropes & Gray LLP, counsel to the Fund, by telephone on April 9, 2013. The comments, together with the Fund’s responses, are set forth below.

General

1.	Please provide an update in your response letter regarding the status of the exemptive relief that the Fund has requested from FINRA that will, if granted, permit the Fund to operate under FINRA Rule 2830.

Response: FINRA has advised the Fund that it has granted the Fund exemptive relief that permits the Fund to operate under FINRA Rule 2830.

Prospectuses

2.	With regard to the wholly-owned and controlled subsidiary of the Master Fund:

a. Please confirm that the subsidiary will enter into an investment advisory agreement with the Fund’s investment adviser pursuant to the requirements of §15(a) of the 1940 Act;

Response: Although the subsidiary is not an investment company subject to the 1940 Act, the Fund confirms that the subsidiary will enter into an investment advisory agreement with the Master Fund’s investment adviser pursuant to the requirements of §15(a) of the 1940 Act.

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b. Please confirm that the subsidiary’s board of directors will be signatories to the Fund’s registration statement;

Response: The Master Fund will have the directors of the subsidiary sign the signature page of the Fund’s registration statement.

c. Please confirm that the subsidiary’s financial statements will be consolidated with the Master Fund’s financial statements;

Response: The subsidiary’s financial statements will be consolidated with the Master Fund’s financial statements, consistent with the no-action letter issued to Fidelity Select Portfolio (Apr. 29, 2008).

d. Please confirm that the Master Fund and the subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis. In particular, please confirm that the consolidated entity will comply with the provisions of: §8 of the 1940 Act relating to investment policies; §17 relating to affiliated transactions, custody and fidelity bond; §18 relating to capital structure and leverage; §31 regarding books and records; and the 1940 Act relating to pricing and accounting;

Response: The Master Fund and the subsidiary will comply, on a consolidated basis, with relevant provisions of the 1940 Act, including the provisions identified above.

e. Please confirm that the subsidiary will have an eligible custodian under §17(f) of the 1940 Act;

Response: The subsidiary will have an eligible custodian under §17(f) of the 1940 Act.

f. Please confirm that the subsidiary’s expenses will be included in the fee table as a separate line item;

Response: The subsidiary’s expenses will be included in the fee table as a separate line item.

g. Please confirm that the subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the subsidiary’s books and records by the staff;

Response: The subsidiary and its board of directors will designate an agent for service of process in the United States and will agree to inspection of the subsidiary’s books and records by the staff of the Securities and Exchange Commission.

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h. Please disclose whether the Master Fund has any intention to sell or transfer the shares of the subsidiary;

Response: The Fund has added disclosure indicating its understanding that the Master Fund does not intend to sell or transfer shares of the subsidiary to any third party.

i. Confirm whether the subsidiary sells its securities only to the Master Fund;

Response: The subsidiary will sell its securities only to the Master Fund.

j. Confirm whether additional disclosure regarding the corporate structure of the subsidiary is contained elsewhere in the registration statement;

Response: Additional disclosure regarding the corporate structure of the subsidiary is contained in the Statement of Additional Information, under “Investment Policies – Organization and Management of the Wholly-Owned Subsidiary.”

3.	Disclosure in the “Repurchases and Transfers of Shares – Transfer of Shares” section states that shares may only be sold with written consent or by operation of law. Since shares may only be sold in the latter two instances, explain to the staff the instances to which the policies set forth under the “Forced Redemption” sub-caption are designed to cover.

Response: Restrictions on transfers of Shares are separate and distinct from forced redemptions. The restrictions on transfers of Shares limit transactions between an Investor and a third-party purchaser or transferee. (These restrictions are necessary for the Fund to comply with certain requirements of the Securities Act of 1933, as amended, and the Fund does not view these restrictions as mitigating the need for a potential forced redemption.) Forced redemptions, on the other hand, involve the Fund compulsorily repurchasing shares from an Investor. There are a variety of situations in which the Board, in the exercise of its fiduciary duties, may consider it advisable to institute a compulsory redemption of Shares from a particular Investor for the protection of the Fund or other Investors. For example, it could be the case that an Investor acquired Shares through a subscription that was accepted by the Fund, but was later discovered to contain misrepresentations by the Investor or inaccuracies regarding the eligibility of the Investor to invest in the Fund. Other examples are identified in the prospectus under the heading “Forced Redemption.” The situations in which the Board may choose to exercise its authority to compulsorily redeem an Investor are varied and unforeseeable, and the Fund’s prospectus disclosure, which is not exhaustive, is intended to illustrate a number of such circumstances. As is disclosed, the Fund may also cause an Investor to sell shares to a third party. This may be advisable to reverse a purported transfer that was subsequently discovered not to have complied with the transfer provisions. While this is technically a forced transfer (which would be approved), it is discussed in the “Forced Redemption” section because it represents a transaction, like a forced redemption, to which an Investor may be subjected involuntarily. The Fund’s Agreement and Declaration of Trust confers this power on the Trustees, and the Fund believes its disclosure on this point is adequate.

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4.	The fifth paragraph in the “Description of Shares” section discusses requirements for the authorization of actions by the Fund and sets forth a list of actions to which the policy applies, including: “(iv) the issuance or transfer by the Fund of any securities issued by the Fund to any other person or entity for cash, securities or other property (or combination thereof)…” Please confirm that the Fund will comply with §23(a) of the 1940 Act in connection with any such issuance or transfer.

Response: The Fund confirms that, in connection with any such issuance or transfer, it will comply with Section 23(a) of the 1940 Act, which states that “[n]o registered closed-end company shall issue any of its securities (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its security holders or in connection with a reorganization.”

5.	Please clarify whether the disclosure in “Appendix A—Supplemental Performance Information of Similar Funds” are net of the actual fees incurred by the Similar Funds or of the fees and expenses of the Fund. Additionally, the SEC standard annualized returns disclosure covers 1, 5, 10 years, and since inception performance information. Please revise the information to remove the 3 year performance column.

Response: The Fund notes that the returns shown are net of the actual fees and expenses incurred by the Similar Funds. Disclosure in the third paragraph of Appendix A states that “the returns of fee-paying share classes of the Similar Funds are shown net of the actual fees and expenses incurred by the Similar Funds” and notes that “had all of the Similar Funds’ performance records reflected the fees and expenses of the Fund and the Master Fund, the Similar Funds’ performance may have been lower.” As requested, the Fund has removed the 3 year performance information.

6.	Disclosure at the bottom of page 69 states:

“The performance of the indices has not been selected to represent an appropriate benchmark to compare to the performance of the Other Funds, but rather is disclosed to allow for comparison of the Other Funds’ performance to that of well-known and widely recognized indices.”

Please delete the information or more fully explain the basis for its inclusion.

Response: The Fund has updated its disclosure to state that the “indices allow for comparison of the Fund’s and the Similar Funds’ performance with that of well-known, appropriate, and widely recognized market indices.”

7.	Disclosure in the seventh paragraph following the list of fundamental restrictions indicates that for purposes of the industry concentration policy of each of the Fund and Master Fund, “Investment Funds are not considered part of any industry or group of industries.” Explain to the staff the basis for that policy.

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Response: The Fund has revised the definition of “Investment Funds” to clarify that Investment Funds include investment partnerships, managed funds, and other investment funds, which may include investment funds commonly referred to as “hedge funds.” The Fund believes that its concentration policy is consistent with the general view among operators of funds of funds that the underlying funds or accounts in which the funds of funds invest are not part of an “investment fund industry” or “investment fund group of industries.” The Fund anticipates that generally it will not have access to information with respect to the underlying securities held by Investment Funds in which it invests. As a result, the Fund will not include the Investment Funds’ underlying securities for purposes of monitoring compliance with the Fund’s concentration policy.

Please note that the Fund does not propose to treat its subsidiary as an investment fund for purposes of its industry concentration policy. Because the Fund will have information regarding the investments of its subsidiary, the Fund will apply its industry concentration policy on a “look through” basis with respect to the subsidiary.

* * * * *

On behalf of the Fund, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton